Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement Nos. 333-146815, 333-156994, 333-171122 and 333-183029, on Form S-8, and Registration Statement No. 333-258433 on Form S-3 of Gran Tierra Energy Inc. of our reports dated February 21, 2023, with respect to the consolidated balance sheets of Gran Tierra Energy Inc. as of December 31, 2022 and 2021, the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2022, which reports appear in the December 31, 2022 annual report on Form 10‑K of Gran Tierra Energy Inc. dated February 21, 2023.

/s/ KPMG LLP

Chartered Professional Accountants
Calgary, Canada
February 21, 2023